AC Immune SA

Balance Sheets

(in CHF thousands)

	Notes	As of September 30, 2020	As of December 31, 2019
ASSETS
Non-current assets
Property, plant and equipment	5	3,785	3,917
Right-of-use assets	6	1,932	2,255
Long-term financial assets	8	304	304
Total non-current assets		6,021	6,476

Current assets
Prepaid expenses	7	2,764	2,788
Accrued income	3	944	1,095
Other current receivables		314	304
Short-term financial assets	8	70,000	95,000
Cash and cash equivalents	8	176,567	193,587
Total current assets		250,589	292,774
Total assets		256,610	299,250

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity
Share capital		1,539	1,437
Share premium		346,842	346,526
Treasury shares	10	(100)	—
Accumulated losses		(115,038)	(75,521)
Total shareholders’ equity		233,243	272,442

Non-current liabilities
Long-term lease liabilities	6	1,491	1,813
Net employee defined benefit liabilities		8,029	7,485
Total non-current liabilities		9,520	9,298

Current liabilities
Trade and other payables		1,020	142
Accrued expenses		10,996	11,797
Short-term deferred income	3	1,080	4,477
Short-term financing obligation	9	310	652
Short-term lease liabilities	6	441	442
Total current liabilities		13,847	17,510
Total liabilities		23,367	26,808
Total shareholders’ equity and liabilities		256,610	299,250

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

AC Immune SA

Statements of Income/(Loss)

(in CHF thousands except per share data)

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Notes	2020	2019	2020	2019
Revenue
Contract revenue	3	1,123	33,208	14,487	109,596
Total revenue		1,123	33,208	14,487	109,596

Operating income/(expenses)
Research & development expenses		(15,518)	(11,478)	(43,536)	(35,770)
General & administrative expenses		(4,892)	(3,956)	(13,553)	(10,835)
Other operating income/(expenses)	3	482	203	807	368
Total operating income/(expenses)		(19,928)	(15,231)	(56,282)	(46,237)
Operating income/(loss)		(18,805)	17,977	(41,795)	63,359

Finance expense, net		(146)	249	(552)	(1,564)
Change in fair value of conversion feature		—	—	—	4,542
Interest income		—	73	78	237
Interest expense		(43)	(86)	(152)	(1,686)
Finance result, net	11	(189)	236	(626)	1,529

Income/(loss) before tax		(18,994)	18,213	(42,421)	64,888
Income tax expense		—	—	—	—
Income/(loss) for the period		(18,994)	18,213	(42,421)	64,888

Earnings/(loss) per share:	4
Basic income/(loss) for the period attributable to equity holders		(0.26)	0.25	(0.59)	0.92
Diluted income/(loss) for the period attributable to equity holders		(0.26)	0.25	(0.59)	0.92

Statements of Comprehensive Income/(Loss)	For the Three Months ended September 30,		For the Nine Months ended September 30,
(in CHF thousands)	2020	2019	2020	2019

Income/(loss) for the period	(18,994)	18,213	(42,421)	64,888
Other comprehensive income/(loss) not to be reclassified to income or loss in subsequent periods (net of tax):
Re-measurement losses on defined benefit plans	—	—	—	—
Total comprehensive income/(loss) for the period	(18,994)	18,213	(42,421)	64,888

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

AC Immune SA

Statements of Changes in Equity

(in CHF thousands)

	Share capital	Share premium	Accumulated losses	Total
Balance as of January 1, 2019	1,351	298,149	(121,877)	177,623
Net income for the period	—	—	64,888	64,888
Other comprehensive income/(loss)	—	—	—	—
Total comprehensive income	—	—	64,888	64,888

Share-based payments	—	—	2,027	2,027
Issuance of shares:
conversion of note agreement, net of transaction costs	73	47,705	—	47,778
restricted share awards	—	570	(570)	—
exercise of options, net of transaction costs	12	55	—	67
Balance as of September 30, 2019	1,436	346,479	(55,532)	292,383

	Share capital	Share premium	Treasury shares	Accumulated losses	Total
Balance as of January 1, 2020	1,437	346,526	—	(75,521)	272,442
Net loss for the period	—	—	—	(42,421)	(42,421)
Other comprehensive income/(loss)	—	—	—	—	—
Total comprehensive income	—	—	—	(42,421)	(42,421)
			—
Share-based payments	—	—	—	3,079	3,079
Issuance of shares:
held as treasury shares, net of transaction costs	100	—	(100)	—	—
restricted share awards	—	175	—	(175)	—
exercise of options, net of transaction costs	2	141	—	—	143
Balance as of September 30, 2020	1,539	346,842	(100)	(115,038)	233,243

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

AC Immune SA

Statements of Cash Flows

(in CHF thousands)

		For the Nine Months Ended September 30,
	Notes	2020	2019
Operating activities
Net income/(loss) for the period		(42,421)	64,888
Adjustments to reconcile net loss for the period to net cash flows:
Depreciation of property, plant and equipment	5	1,127	911
Depreciation of right-of-use assets	6	323	312
Finance expense, net	11	399	1,320
Share-based compensation expense		3,079	2,027
Change in net employee defined benefit liability		544	433
Change in fair value of conversion feature	11	—	(4,542)
Interest expense	11	152	1,686
Changes in working capital:
(Increase) in prepaid expenses	7	(68)	(633)
Decrease in accrued income		151	2,728
(Increase) in other current receivables		(9)	(2,734)
(Decrease) in accrued expenses		(827)	(1,941)
(Decrease)/increase in deferred income	3	(3,390)	5,437
Increase/(decrease) in trade and other payables		943	(2,016)
Cash (used in)/provided by operating activities		(39,997)	67,876
Interest received		78	237
Interest paid		(228)	(138)
Finance costs		(7)	(11)
Net cash flows (used in)/provided by operating activities		(40,154)	67,964

Investing activities
Short-term financial assets, net	8	25,000	(60,000)
Purchases of property, plant and equipment	5	(837)	(1,307)
Net cash flows provided by/(used in) investing activities		24,163	(61,307)

Financing activities
Repayment of short-term debt obligation	9	(263)	—
Principal payments of lease obligations	6	(323)	(312)
Proceeds from issuance of common shares – option plan		143	67
Proceeds from issuance of treasury shares, net of transaction costs	10	100	—
Proceeds from issuance of convertible loan		—	50,278
Transaction costs on issuance of shares		—	(510)
Proceeds from long-term financing		—	101
Net cash flows (used in)/provided by financing activities		(343)	49,624

Net (decrease)/increase in cash and cash equivalents		(16,334)	56,281

Cash and cash equivalents at January 1		193,587	156,462
Exchange loss on cash and cash equivalents		(686)	(286)
Cash and cash equivalents at September 30		176,567	212,457
Net (decrease)/increase in cash and cash equivalents		(16,334)	56,281

Additional Information:

For the nine months ended September 30, 2020, the acquisition of CHF 0.2 million of property, plant and equipment was non-cash. For the nine months ended September 30, 2019, the Company settled its convertible loan via equity for CHF 48.3 million, gross of CHF 510 thousand for transaction costs.

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

AC Immune SA

Notes to the Interim Condensed Financial Statements (Unaudited)
(in CHF thousands except for share and per share amounts)

1.	Corporate information

AC Immune SA (the “Company,” “AC Immune,” “ACIU,” “we,” “our,” “ours,” or “us”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, Tau and alpha-synuclein. Our corporate strategy is founded upon a three-pillar approach that targets Alzheimer’s disease, non-Alzheimer’s neurodegenerative diseases, including NeuroOrphan indications, and diagnostics. We use our two unique proprietary platform technologies, SupraAntigen™ (conformation-specific biologics) and Morphomer™ (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Interim Condensed Financial Statements of AC Immune SA as of and for the three and nine months ended September 30, 2020, were authorized for issuance by the Company’s Audit and Finance Committee on November 11, 2020.

2.	Basis of preparation and changes to the Company’s accounting policies

Statement of compliance

These Interim Condensed Financial Statements as of and for the three and nine months ended September 30, 2020, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, and such financial information should be read in conjunction with the audited financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and any public announcements made by the Company during the interim reporting period.

Basis of measurement

The financial statements have been prepared under the historical cost convention.

Revenue recognition

The Company enters into licensing and collaboration agreements (“LCAs”) which are within the scope of IFRS 15, under which it licenses certain rights to its product candidates and intellectual property (“IP”) to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees, development, regulatory and/or commercial milestone payments; payments for research and clinical services the Company provides through either its full-time employees or third-party vendors; and royalties on net sales of licensed products commercialized from the Company’s IP. Each of these payments results in license, collaboration and other revenues, which are classified as contract revenue on the statements of income/(loss), except for revenues from royalties on net sales of products commercialized from the Company’s IP, which are classified as royalty revenues.

Licenses of intellectual property: If the license to the Company’s IP is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are sold in conjunction with a related service, the Company uses judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the performance obligation is settled over time, the Company determines the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone payments: At the inception of each arrangement that includes development, regulatory and/or commercial milestone payments, the Company evaluates whether the milestones are considered highly probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur in future periods, the associated milestone value is included in the transaction price. These amounts for the performance obligations under the contract are recognized as they are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments recorded would affect contract revenues and earnings in the period of adjustment.

Research and development services: The Company has certain arrangements with our collaboration partners that include contracting our employees for research and development programs. The Company assesses if these services are considered distinct in the context of each contract and, if so, they are accounted for as separate performance obligations. These revenues are recorded in contract revenue as the services are performed.

Sublicense revenues: The Company has certain arrangements with our collaboration partners that include provisions for sublicensing. The Company recognizes any sublicense revenues at the point in time it is highly probable to obtain and not subject to reversal in the future.

Royalties: For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any royalty revenue resulting from any of its LCAs.

Contract balances: The Company receives payments and determines credit terms from its customers for its various performance obligations based on billing schedules established in each contract. The timing of revenue recognition, billings and cash collections results in billed other current receivables, accrued income (contract assets), and deferred income (contract liabilities) on the balance sheets. Amounts are recorded as other current receivables when the Company’s right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be one year or less.

Grant income

From time to time, the Company received grants from the Michael J. Fox Foundation (“MJFF”) to support certain research projects. Grants are recorded at their fair value in the statements of income/(loss) within other operating income/(expenses) when there is reasonable assurance that the Company will satisfy the underlying grant conditions and the grants will be received. In certain circumstances, grant income may be recognized before formal grantor acknowledgement of milestone achievements. To the extent required, grant income is deferred and recognized on a systematic basis over the periods in which the Company expects to recognize the related expenses for which the grants are intended to compensate.

Share issuance costs

In September 2020, the Company established an “at the market offering program” for the sale of up to USD 80 (CHF 74.3) million worth of our common shares issued from time to time by entering into an Open Market Sale Agreement (“Sales Agreement”) with Jefferies LLC (“Jefferies”) as the sales agent. Issuance costs incurred in connection with establishing this facility and execution of the Sales Agreement with Jefferies primarily consist of legal, accounting and other professional fees.

Issuance costs are capitalized as incurred and will be shown in equity as a deduction, net of tax, from the proceeds received from future offerings. Should a planned equity offering not be assessed as probable, the issuance costs would be expensed immediately.

No common shares have been sold pursuant to the Sales Agreement as of September 30, 2020. As of September 30, 2020 and December 31, 2019, CHF 0.5 million and nil, respectively, of issuance costs were expensed in the statement of income/(loss) for the period.

Critical judgments and accounting estimates

The preparation of the Company’s Interim Condensed Financial Statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the amounts reported in the Interim Condensed Financial Statements and accompanying notes and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses.

The areas where the Company has had to make judgments, estimates and assumptions relate to (i) revenue recognition on LCAs, (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) income taxes, (v) share-based compensation and (vi) right-of-use assets and lease liabilities. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Fair value of financial assets and liabilities

The Company’s financial assets and liabilities are comprised of receivables, short-term financial assets, cash and cash equivalents, trade payables and financing obligations. The fair value of these financial instruments approximate their respective carrying values due to the short term maturity of these instruments and are held at their amortized cost in accordance with IFRS 9.

Accounting policies, new standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the Interim Condensed Financial Statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2019.

The Company has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Going concern

The Company believes it will be able to meet all of its obligations as they fall due for at least 12 months from September 30, 2020, after considering the Company’s cash position of CHF 176.6 million and short-term financial assets of CHF 70.0 million as of September 30, 2020. Hence, the unaudited Interim Condensed Financial Statements have been prepared on a going concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances and revenues from license and collaboration agreements. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations.

In addition to the foregoing, based on the Company’s current assessment, the Company does not expect any material impact on its long-term development timeline, its liquidity or ability to remain a going concern due to the worldwide spread of the Covid-19 virus. The Company is continuing to assess the effect on its operations by carefully monitoring the spread of Covid-19 and taking appropriate steps intended to offset any negative impacts from the Covid-19 virus.

3.	Contract revenues

For the three and nine months ended September 30, 2020, the Company generated contract revenues of CHF 1.1 million and CHF 14.5 million compared with CHF 33.2 million and CHF 109.6 million for the comparable periods in 2019, respectively. This represents a decrease of CHF 32.1 million and CHF 95.1 million, respectively. For comparability, the Company reclassified CHF 0.2 million and CHF 0.4 million for the comparable periods in 2019, respectively.

The following tables provide contract revenue amounts from its LCAs for the three and nine months ended September 30, 2020 and 2019, respectively.

	For the Three Months Ended September 30,
in CHF thousands	2020	2019
Eli Lilly and Company	1,123	30,248
Genentech	—	—
Janssen	—	740
Life Molecular Imaging	—	2,206
Biogen	—	—
Other	—	14
Total contract revenue	1,123	33,208

	For the Nine Months Ended September 30,
in CHF thousands	2020	2019
Eli Lilly and Company	14,063	104,548
Genentech	—	—
Janssen	424	1,413
Life Molecular Imaging	—	2,206
Biogen	—	1,063
Other	—	366
Total contract revenue	14,487	109,596

The following table presents changes in the Company’s contract assets and liabilities during the nine months ended September 30, 2020 and 2019:

in CHF thousands	Balance at the beginning of the reporting period	Additions	Deductions	Balance at the end of the reporting period
Nine months ended September 30, 2020:
Accrued income	1,095	1,707	(1,858)	944
Deferred income	4,477	1,473	(4,870)	1,080
Nine months ended September 30, 2019:
Accrued income	3,667	2,041	(4,769)	939
Deferred income	351	7,686	(2,244)	5,793

During the three and nine months ended September 30, 2020 and 2019, the Company recognized the following revenues as a result of changes in the contract asset and the contract liability balances in the respective periods:

	For the Three Months Ended September 30,
in CHF thousands	2020	2019
Revenue recognized in the period from:
Amounts included in the contract liability at the beginning of the period	1,123	385
Performance obligations satisfied in previous periods	—	32,206

	For the Nine Months Ended September 30,
in CHF thousands	2020	2019
Revenue recognized in the period from:
Amounts included in the contract liability at the beginning of the period	4,194	356
Performance obligations satisfied in previous periods	10,000	2,206

3.1	Licensing and collaboration agreements

Morphomer Tau small molecule – 2018 license agreement with Eli Lilly and Company

In December 2018, we entered into an exclusive, worldwide licensing agreement with Eli Lilly and Company (Lilly) to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases. More specifically, this is an exclusive license with the right to Lilly to grant sublicenses under the ACIU Patents, the ACIU know-how, and ACIU’s interests in the Joint Patents and the joint know-how to Exploit the Licensed Compounds and Licensed Products. The agreement became effective on January 23, 2019 (the “effective date”) when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired. In Q3 2019, the Company and Lilly entered into the first amendment to divide the first discretionary milestone payment under the agreement of CHF 60 million into two installments. with the first CHF 30 million paid in Q3 2019 and the second CHF 30 million to be paid on or before March 31, 2020 unless Lilly terminated the agreement earlier. In Q1 2020, the Company and Lilly entered into a second amendment to replace the second CHF 30 million to be paid on or before March 31, 2020 with two milestone payments, one of CHF 10 million to be paid on or before March 31, 2020 and the other of CHF 60 million following the first patient dosed in a Phase 2 clinical study of a licensed product in the US or the EU.

Per the terms of the agreement, the Company received an initial upfront payment of CHF 80 million in Q1 2019 for the rights granted by the Company to Lilly. To date, the Company has conducted a Phase 1 clinical study with ACI-3024.

Additionally, the Company and Lilly have continued candidate characterization across the research program, identifying new and highly differentiated candidates with desired cerebrospinal fluid exposure and selectivity for pathological aggregated Tau. These will be broadly developed in Tau-dependent neurodegenerative diseases by Lilly.

Lilly is responsible for leading and funding further clinical development and will retain global commercialization rights for all indications.

Per the terms of the agreement, the Company may become eligible to receive additional milestone payments totaling up to approximately CHF 880 million for clinical and regulatory milestones and CHF 900 million upon achievement of certain commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low double-digits to the mid-teens. The agreement will terminate by the date of expiration of the last royalty term for the last licensed product. However, under the terms of the agreement, Lilly may terminate the agreement at any time by providing 3 months’ prior notice to us.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Lilly is a customer. The Company identified the following significant performance obligations under the contract: (i) a right-of-use license and (ii) research and development activities outlined in the development plan. Per the agreement, the Company is responsible for the preclinical and Phase 1 activities for the first clinical candidate, ACI-3024, which the Company determined are distinct and capable of being completed by Lilly or a third party. Preclinical activities for which AC Immune was responsible prior to their completion in Q2 2019 included final manufacturing of materials for use in the regulatory submission of the protocol and in the Phase 1 study. For the ongoing Phase 1, AC Immune is responsible for leading the study design, obtaining relevant regulatory agency approvals, arranging necessary third-party contracts, completing patient selection, ensuring patient treatment, following up with patients, drafting the clinical study report development and other relevant clinical activities to ensure that the primary objective of the study is completed. The Company used CMOs for certain of its preclinical activities and is currently using CROs to complete certain Phase 1 activities and to issue the final clinical study report.

The Company’s preclinical and Phase 1 activities do not represent integrated services with the licensed IP for which Lilly contracted. Lilly purchased a license to the Company’s Tau therapeutic small-molecule program, which was delivered at commencement of the agreement, and AC Immune’s preclinical and Phase 1 activities do not affect the form or functionality of this license. The Company’s objective for the ongoing Phase 1 activity is to assess safety and tolerability, does not modify or customize the lead compound and the completion of these preclinical and Phase 1 activities do not affect the licensed IP.

Finally, per the agreement, each party has three representatives on a joint steering committee (JSC); depending upon the agenda, additional field experts can attend the JSC to provide the technical and scientific contribution required. The JSC meets on a regular basis depending on agreements between the representatives. The JSC is responsible for serving as the forum to (i) discuss, review and approve certain activities by reviewing and discussing the development progress with updates on back-up candidates, (ii) discuss, review and approve all amendments to the global development plan, (iii) periodically discuss and review commercialization of licensed products and (iv) review and approve reports related to development costs among other activities. The JSC is intended to ensure that communication between the parties remains consistent and that the development plan is progressing as intended.

The valuation of each performance obligation involves estimates and assumptions with revenue recognition timing to be determined by either delivery or the provision of services.

The Company used the residual approach to estimate the selling price for the right-of-use license and an expected cost plus margin approach for estimating the research and development activities. The right-of-use license was delivered on the effective date. The research and development activities are expected to be delivered over time as the services are performed. For these services, revenue will be recognized over time using the input method, based on costs incurred to perform the services, as the level of costs incurred over time is thought to best reflect the transfer of services to Lilly. The Company determined the value of the research and development activities to be CHF 6.9 million and deferred this balance from the effective date. As of September 30, 2020, the Company has cumulatively recognized CHF 6.7 million in revenue, resulting in a deferred income (contract liability) balance of CHF 0.2 million, which is all classified on the balance sheet as current within “short-term deferred income.” The remaining CHF 73.1 million from the upfront payment was allocated to the right-of-use license and recognized on the effective date.

At inception of the agreement, none of the clinical, regulatory or commercial milestones had been included in the transaction price, as all milestone amounts were fully constrained. Through September 30, 2020, the Company has recognized CHF 40 million from milestone payments triggered in Q3 2019 and Q1 2020 related to the right-of-use license for IP as there were no further constraints related to these milestones. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Lilly and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the three months ended September 30, 2020, and 2019, we have recognized CHF 1.1 million and CHF 30.2 million, respectively. For the nine months ended September 30, 2020, and 2019, we have recognized CHF 14.1 million and CHF 104.5 million, respectively.

Anti-Abeta antibody – 2006 agreement with Genentech, a member of the Roche group

In November 2006, we signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal therapeutic antibody targeting misfolded Abeta. The agreement was amended in March 2009, January 2013, May 2014 and May 2015. The agreement also provides for the development of a second therapeutic product for a non-AD indication based on the same intellectual property and anti-Abeta antibody compound. The value of this partnership is potentially greater than USD 340 (CHF 316) million.

The term of the agreement commenced on the effective date and, unless sooner terminated by mutual agreement or pursuant to any other provision of the agreement, terminates on the date on which all obligations between the parties with respect to the payment of milestones or royalties with respect to licensed products have passed or expired. Either party may terminate the agreement for any material breach by the other party, provided a cure period of 90 days from the date when that notice is given.

Genentech commenced a first Phase 3 clinical study in March 2016 for crenezumab (CREAD). In March 2017, Genentech started a second Phase 3 clinical trial (CREAD 2). Since 2013, crenezumab is also studied in a Phase 2 trial in individuals who carry the PSEN1 E280A autosomal-dominant mutation and do not meet the criteria for mild cognitive impairment due to AD or dementia due to AD and thus are in a preclinical phase of AD (autosomal dominant AD (ADAD)). In 2019, Genentech initiated a Tau Positron Emission

Tomography (PET) substudy to the ongoing Phase 2 trial in ADAD to evaluate the effect of crenezumab on Tau burden, which may also increase the understanding of disease progression in the preclinical stage of ADAD.

If crenezumab receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes with different royalty rates applicable in the US and Europe. To date, we have received total milestone payments of USD 65 (CHF 70.1) million comprised of an upfront payment of USD 25 (CHF 31.6) million and of USD 40 (CHF 38.2) million for clinical development milestones achieved all prior to January 1, 2017. Genentech may terminate the agreement at any time by providing 3 months’ notice to us. In such event all costs incurred are still refundable.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Genentech is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) conduct of research under a research plan. The Company considered the research and development capabilities of Genentech and Genentech’s right to sublicense to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research does not significantly impact or modify the licenses’ granted functionality.

At execution of the agreement, the transaction price included the upfront consideration received of USD 25 (CHF 31.6) million. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestone payments since inception, totaling USD 40 (CHF 38.2) million. The Company could receive greater than USD 275 (CHF 256) million or more for further regulatory milestones for this exclusive, worldwide alliance. In assessing that future regulatory milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to royalties will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

On January 30, 2019, we announced that Roche, the parent of Genentech, is discontinuing the CREAD and CREAD 2 (BN29552 and BN29553) Phase 3 studies of crenezumab in people with prodromal-to-mild sporadic AD. The decision came after an interim analysis conducted by the Independent Data Monitoring Center (IDMC) indicated that crenezumab was unlikely to meet its primary endpoint of change from baseline in Clinical Dementia Rating-Sum of Boxes (CDR-SB) Score. This decision was not related to the safety of the investigational product. No safety signals for crenezumab were observed in this analysis and the overall safety profile was similar to that seen in previous trials.

Crenezumab continues to be studied in the Phase 2 preventive trial, which began in 2013 in Columbia, of cognitively healthy individuals who carry the PSEN1 E280A autosomal-dominant mutation and are in a preclinical phase of ADAD. This study will determine if treating people carrying this mutation with crenezumab prior to the onset of AD symptoms will slow or prevent the decline of cognitive and functional abilities.

For the three and nine months ended September 30, 2020, and 2019, respectively, we have recognized no revenues from this arrangement.

Anti-Tau antibody in Alzheimer’s disease – 2012 agreement with Genentech, a member of the Roche Group

In June 2012, we entered into a second agreement with Genentech to research, develop and commercialize our anti-Tau antibodies for use as immunotherapeutics and diagnostics. The agreement was amended in December 2015. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and clinical, regulatory and commercial milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the mid-single digits to the high-single digits. The agreement also provides for collaboration on at least one additional therapeutic indication outside of AD built on the same anti-Tau antibody program as well an anti-Tau diagnostic products for AD.

The term of the agreement commenced on the effective date and, unless sooner terminated by mutual agreement or pursuant to any other provision of the agreement, terminates on the date on which all obligations between the parties with respect to the payment of milestones or royalties with respect to licensed products have passed or expired. Either party may terminate the agreement for any material breach by the other party, provided a cure period of 90 days from the date when that notice is given.

To date, we have received payments totaling CHF 59 million, including a milestone payment of CHF 14 million received and recognized in Q4 2017 associated with the first patient dosing in a Phase 2 clinical trial for AD with an anti-Tau monoclonal antibody known as semorinemab, a milestone payment of CHF 14 million recognized in Q2 2016 and received in July 2016, associated with the announcement of the commencement of the Phase 1 clinical study of semorinemab, and a milestone payment of CHF 14 million received in 2015 in connection with the ED-GO decision. As we met all performance obligations on reaching these milestones, we have recognized revenue in the respective periods. Genentech may terminate the agreement at any time by providing 3 months’ notice to us.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Genentech is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) conduct of research under a research plan. The Company considered the research and development capabilities of Genentech and Genentech’s right to sublicense to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research does not significantly impact or modify the licenses’ granted functionality.

At execution of the agreement, the transaction price included an upfront consideration received of CHF 17 million. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestones since inception totaling CHF 42 million. The Company could also receive up to an additional CHF 368.5 million in clinical, regulatory and commercial milestones. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

On September 23, 2020, the Company reported that Genentech informed us of top line results from a Phase 2 trial of the anti-Tau antibody, semorinemab, in early (prodromal to mild) Alzheimer’s disease (AD) which show that semorinemab did not meet its primary efficacy endpoint of reducing decline on Clinical Dementia Rating-Sum of Boxes (CDR-SB) compared to placebo. The primary safety endpoint was however met. Two secondary endpoints, Alzheimer’s Disease Assessment Scale-Cognitive Subscale 13 (ADAS-Cog13) and Alzheimer’s Disease Cooperative Study Group – Activities of Daily Living Inventory (ADCS-ADL), were not met.

For the three and nine months ended September 30, 2020, and 2019, respectively, we have recognized no revenues from this arrangement.

Tau Vaccine – 2014 agreement with Janssen Pharmaceuticals

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (Janssen), one of The Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other Tauopathies. The value of this partnership is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens. In April 2016, July 2017, January 2019 and November 2019, the companies entered into the first, second, third and fourth amendments, respectively. These amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen are co-developing the second-generation lead therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen are jointly sharing research and development costs until the completion of the first Phase 2b. After the Phase 2b, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the second-generation vaccines.

Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the first Phase 1b clinical study in 2016 by providing 90 days’ notice to us. If not otherwise terminated, the agreement shall continue until the expiration of all royalty obligations as outlined in the contract.

The agreement also allows for the expansion to a second indication based on the same anti-Tau vaccine program and based on intellectual property related to this program.

The Company received an upfront, non-refundable license fee of CHF 25.9 million, which we recognized as revenue in 2014. In May 2016, we received a payment of CHF 4.9 million for reaching a clinical milestone in the first Phase 1b study. As we met all performance obligations on reaching the milestone, we have recognized this income as revenue.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Janssen is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) research and development services including a development and CMC work plan. The Company considered the research and development capabilities of Janssen, Janssen’s right to sublicense, and the fact that the research and development services are not proprietary and can be provided by other vendors, to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research and development services does not significantly impact or modify the licenses’ granted functionality. Based on these assessments, the Company identified the license and the research and development services as the performance obligations at the inception of the arrangement, which were deemed to be distinct in the context of the contract.

At execution of the agreement, the transaction price included only the upfront consideration received of CHF 25.9 million. At inception, none of the clinical, regulatory or commercial milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company did receive a payment of CHF 4.9 million for reaching a clinical milestone in the first Phase 1b study in May 2016. The Company could also receive up to more than CHF 458 million in clinical, regulatory and commercial milestones as well as tiered, low-double digit to mid-teen royalties on aggregate net sales of products. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Janssen and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the three months ended September 30, 2020, and 2019, we have recognized nil and CHF 0.7 million, respectively. For the nine months ended September 30, 2020, and 2019, we have recognized CHF 0.4 million and CHF 1.4 million, respectively.

Tau PET imaging agent – 2014 agreement with Life Molecular Imaging (LMI) (formerly Piramal Imaging SA)

In May 2014, we entered into an agreement, our first diagnostic partnership, with LMI, the former Piramal Imaging SA. The partnership with LMI is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein PET tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 159 (CHF 174) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low-double digits. LMI may terminate the LCA at any time by providing 3 months’ notice to us.

In connection with this agreement, AC Immune received a payment of EUR 500 (CHF 664) thousand, which was fully recognized in 2015. In Q1 2017, we recorded a milestone payment of EUR 1 (CHF 1.1) million related to the initiation of “Part B” of the first-in-man Phase 1 study. In Q3 2019, the Company recognized EUR 2 (CHF 2.2) million in connection with the initiation of a Phase 2 trial of Tau-PET tracer in patients with mild cognitive impairment and mild–to-moderate AD in comparison with non-demented control participants. The Company is eligible to receive variable consideration related to the achievement of certain clinical milestones totaling EUR 8 (CHF 9) million should the compound make it through Phase 3 clinical studies. We are also eligible to receive potential regulatory and sales-based milestones totaling EUR 148 (CHF 162) million. Finally, the Company is eligible for royalties from the mid-single digits to low-double digits.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that LMI is a customer. The Company has identified that the right-of-use license as the only performance obligation. The Company determined that transaction price based on the defined terms allocated to each performance obligation specified in the contract.

The upfront payment constitutes the amount of consideration to be included in the transaction price and has been allocated to the license. None of the clinical, regulatory or commercial milestones has been included in the transaction price as these variable consideration elements are considered fully constrained. As part of its evaluation of the constraint, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts.

Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as these amounts have been determined to relate predominantly to the license granted to LMI and therefore are recognized at the later of when the performance obligation is satisfied or the related sales occur. The Company considered LMI’s right to sublicense and develop the Tau protein PET tracers, and the fact that LMI could perform the research and development work themselves within the license term without AC Immune, to conclude that the license has stand-alone functionality and is distinct. The Company believes that the contracted amount represents the fair value. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the three and nine months ended September 30, 2020, and 2019, we have recognized nil and CHF 2.2 million, respectively.

Alpha-synuclein and TDP-43 PET tracers – 2016 agreement with Biogen

In April 2016, we entered into a non-exclusive research collaboration agreement with Biogen International GmbH, (“Biogen”). Under the agreement, we and Biogen have agreed to collaborate in the research and early clinical development of our alpha-synuclein PET tracer program for PD and other synucleinopathies, and a second program for the identification, research and development of novel PET ligands against TDP-43, a protein recently linked to neurodegeneration in diseases such as amyotrophic lateral sclerosis (ALS). In addition, we have agreed to share the costs of the collaboration, with Biogen primarily funding the majority of research costs, subject to a cap, which includes an upfront technology access fee and funding toward research and development personnel. We own all intellectual property rights to any invention relating to alpha-synuclein or TDP-43 PET tracers.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Biogen is a customer. The Company has identified two performance obligations in our Biogen collaboration: (i) a technology access fee and (ii) research and development services. The Company determined the transaction price based on the defined terms allocated to each performance obligation specified in the contract. In instances where the Company is reimbursed for research and development contributions procured from third parties such as negotiated terms with clinical research organizations, AC Immune records revenues for such services as it is acting as a principal in procuring the goods or services. The Company has the primary responsibility for fulfilling the promise to provide the specified good or service, it has inventory risk before transfer to the customer and it has discretion in negotiating the price with third parties. For other research and development services, revenues are recognized as work is performed, which correspond with and best depict the transfer of control to the customer in line with the terms outlined in the contract.

For the three months ended September 30, 2020, and 2019, the Company has recognized no revenues from this agreement, respectively. For the nine months ended September 30, 2020, and 2019, the Company has recognized nil and CHF 1.1 million, respectively. This collaboration concluded in April 2019.

3.2	Grant income

Grants from the Michael J. Fox Foundation

In Q3 2017, we formally signed a grant continuation with the Michael J. Fox Foundation for Parkinson’s disease research (“MJFF”). This grant provided funds for the development of PET tracers for pathological forms of the protein alpha-synuclein, to support the early diagnosis and clinical management of Parkinson’s disease. We subsequently signed two additional grants which facilitated the execution of a first-in-human study for a potential alpha-synuclein-PET tracer (“PET tracer”) with the current lead compound and to further develop the PET tracer. The Company retains its intellectual property rights for these alpha-synuclein-PET tracers. These grants concluded in Q2 2020.

In May 2020, the Company, as part of a joint arrangement with Skåne University Hospital (“Skåne”) in Sweden, was awarded a USD 3.2 (CHF 3.1) million grant from the MJFF’s Ken Griffin Alpha-synuclein Imaging Competition. As part of this grant, AC Immune is eligible to receive USD 2.5 (CHF 2.3) million directly from the MJFF. Skåne will receive USD 0.7 (CHF 0.7) million of the total grant directly from the MJFF over two years to conduct and support the clinical arm of the project.

The MJFF expects that AC Immune and Skåne will complete tasks according to the agreed timelines. AC Immune’s funding is variable depending on the satisfactory achievement of these specific tasks within a specific period of time.

For the three months ended September 30, 2020, and 2019, the Company has recognized CHF 0.5 million and CHF 0.2 million, respectively from its MJFF grants. For the nine months ended September 30, 2020, and 2019, the Company has recognized CHF 0.8 million and CHF 0.4 million, respectively. As of September 30, 2020, the Company has recorded CHF 0.8 million as short-term deferred income.

4.       Earnings per share

	For the Three Months Ended September 30,
in CHF thousands except for share and per share data	2020	2019
Basic income/(loss) per share (EPS):
Numerator:
Net income/(loss) attributable to equity holders of the Company	(18,994)	18,213
Denominator:
Weighted-average number of shares outstanding used to compute EPS basic attributable to equity holders	71,925,009	71,822,884
Basic income/(loss) per share for the period attributable to equity holders	(0.26)	0.25

Diluted income/(loss) per share (EPS):
Numerator:
Net income/(loss) attributable to equity holders of the Company	(18,994)	18,213
Denominator:
Weighted-average number of shares outstanding to equity holders	71,925,009	71,822,884
Effect of dilutive securities from equity incentive plans	—	458,380
Weighted-average number of shares outstanding used to compute EPS diluted attributable to equity holders	71,925,009	72,281,264
Diluted income/(loss) per share for the period attributable to equity holders	(0.26)	0.25

	For the Nine Months Ended September 30,
in CHF thousands except for share and per share data	2020	2019
Basic income/(loss) per share (EPS):
Numerator:
Net income/(loss) attributable to equity holders of the Company	(42,421)	64,888
Denominator:
Weighted-average number of shares outstanding used to compute EPS basic attributable to equity holders	71,888,273	70,184,257
Basic income/(loss) per share for the period attributable to equity holders	(0.59)	0.92

Diluted income/(loss) per share (EPS):
Numerator:
Net income/(loss) attributable to equity holders of the Company	(42,421)	64,888
Denominator:
Weighted-average number of shares outstanding to equity holders	71,888,273	70,184,257
Effect of dilutive securities from equity incentive plans	—	516,433
Weighted-average number of shares outstanding used to compute EPS diluted attributable to equity holders	71,888,273	70,700,690
Diluted income/(loss) per share for the period attributable to equity holders	(0.59)	0.92

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	For the Three Months Ended September 30,
	2020	2019
Share options issued and outstanding	930,921	1,522,923
Restricted share awards subject to future vesting	24,510	—

	For the Nine Months Ended September 30,
	2020	2019
Share options issued and outstanding	837,608	1,023,279
Restricted share awards subject to future vesting	31,397	—
Convertible shares	—	1,218,352

5.	Property, plant and equipment

The following table shows the movement in the net book values of property, plant and equipment for the nine-months ended September 30, 2020:

	As of September 30, 2020
in CHF thousands	Furniture	IT Equipment	Lab Equipment	Leasehold Improvements	Total
Acquisition Cost:
Balance at December 31, 2019	158	1,187	6,698	402	8,445
Acquisitions	93	128	738	36	995
Balance at September 30, 2020	251	1,315	7,436	438	9,440

Accumulated depreciation:
Balance at December 31, 2019	(68)	(627)	(3,619)	(214)	(4,528)
Depreciation expense	(23)	(251)	(803)	(50)	(1,127)
Balance at September 30, 2020	(91)	(878)	(4,422)	(264)	(5,655)

Carrying Amount:
December 31, 2019	90	560	3,079	188	3,917
September 30, 2020	160	437	3,014	174	3,785

The Company continues to enhance its laboratory equipment to support its research and development functions. This effort has continued since the year ended December 31, 2019, with CHF 0.7 million invested in lab and IT equipment representing a 11% increase. This is consistent with the Company’s long-term strategic plan.

6.	Right-of-use assets and lease liabilities

The Company did not recognize additions of right-of-use of leased assets for buildings or for office equipment for the nine months ended September 30, 2020.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates are 2.5% for buildings, 4.2% for office equipment and 2.6% for IT equipment, respectively.

The following table shows the movements in the net book values of right-of-use of leased assets for the nine months ended September 30, 2020:

in CHF thousands	Buildings	Office Equipment	IT Equipment	Total
Balance as of December 31, 2019	2,106	81	68	2,255
Additions	—	—	—	—
Disposals	—	—	—	—
Depreciation	(299)	(13)	(11)	(323)
Balance as of September 30, 2020	1,807	68	57	1,932

Overall, IFRS 16 was cash flow neutral for the Company. There are no variable lease payments which are not included in the measurement of lease obligations. All extension options that have been reasonably assessed to be used have been included in the measurement of lease obligations.

For the three and nine months ended September 30, 2020, and 2019, the impact on the Company’s statements of income/(loss) and statements of cash flows is as follows:

	For the Three Months Ended September 30,
in CHF thousands	2020	2019
Statements of income/(loss)
Depreciation of right-of-use assets	108	104
Interest expense on lease liabilities	13	13
Expense for short-term leases and leases of low value	154	141
Total	275	258

Statements of cash flows
Total cash outflow for leases	275	258

	For the Nine Months Ended September 30,
in CHF thousands	2020	2019
Statements of income/(loss)
Depreciation of right-of-use assets	323	312
Interest expense on lease liabilities	41	39
Expense for short-term leases and leases of low value	449	424
Total	813	775

Statements of cash flows
Total cash outflow for leases	813	775

The Company’s statements of cash flow were impacted by a shift from cash generated from operations of CHF 0.3 million to the net cash used in financing activities for the nine months ended September 30, 2020, and 2019, respectively.

The following table presents the contractual undiscounted cash flows for lease obligations as of September 30, 2020:

in CHF thousands	As of September 30, 2020
Less than one year	489
1-3 years	978
3-5 years	590
Total	2,057

7.	Prepaid expenses

Prepaid expenses include prepaid research and development costs, administrative costs and net employee defined benefit liability expenses totaling CHF 2.8 million as of September 30, 2020 and December 31, 2019, respectively.

8.	Cash and cash equivalents and financial assets

The following table summarizes the Company’s cash and cash equivalents and short-term financial assets as of September 30, 2020 and December 31, 2019:

	As of
in CHF thousands	September 30, 2020	December 31, 2019
Cash and cash equivalents	176,567	193,587
Total	176,567	193,587

	As of
in CHF thousands	September 30, 2020	December 31, 2019
Short-term financial assets due in one year or less	70,000	95,000
Total	70,000	95,000

For the nine months ended September 30, 2020, a net of CHF 25.0 million worth of short-term financial assets matured. The Company also has two deposits in escrow accounts totaling CHF 0.3 million for the lease of the Company’s premises as of September 30, 2020 and December 31, 2019, respectively.

9.	Financing obligation

On January 4, 2016, September 13, 2016 and January 26, 2018 for fiscal years 2016, 2017 and 2018, respectively, AC Immune obtained separate funding commitment notices from the LuMind Research Down Syndrome Foundation (“LuMind”) totaling USD 200 thousand in each instance. Per the Research Grant Agreement, AC Immune has an obligation to reimburse LuMind for an amount equal to 125% of the then funding commitment made by LuMind to AC Immune.

In Q4 2018, LuMind and the Company modified the repayment terms in an effort to fund a Down Syndrome Clinical Trials Network. The repayment terms were modified such that the Company will repay the outstanding balance in three installments in 2018, 2019 and 2020, with the total repayment to equal the total the Company is to receive in funding with the additional 25% interest.

As of September 30, 2020 and December 31, 2019, the Company has recorded in current liabilities a short-term financing obligation of USD 333 (CHF 310) thousand and USD 667 (CHF 652) thousand, respectively.

10.	Treasury shares

In Q3 2020, the Company issued 5,000,000 common shares with a par value of CHF 0.02 to be held as treasury shares. The Company incurred immaterial transaction costs to register these treasury shares.

11.	Finance result, net

For the three months ended September 30, 2020, and 2019, the Company recorded CHF 0.2 million in net financial losses and CHF 0.2 million in net financial gains, respectively. For the three months ended September 30, 2020, the Company recorded less than CHF 0.2 million in foreign currency losses. For the three months ended September 30, 2019, the Company recorded CHF 0.3 million in foreign currency remeasurement gains.

For the nine months ended September 30, 2020, and 2019, the Company recorded CHF 0.6 million in net financial losses and CHF 1.5 million in net financial gains, respectively. For the nine months ended September 30, 2020, the Company recorded a CHF 0.7 million foreign currency loss and CHF 0.1 million in net interest expense. For the nine months ended September 30, 2019, the Company recorded a CHF 4.5 million gain on the conversion feature of the convertible loan due to Lilly. This gain was offset by CHF 1.4 million of effective interest recorded to amortize the host debt per the convertible loan due to Lilly. These transactions were not repeated in the current period.

12.	Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these Interim Condensed Financial Statements, for appropriate accounting and disclosures. The Company has determined that there were no other such events that warrant disclosure or recognition in these Interim Condensed Financial Statements.